[Finlay letterhead]

May 11, 2007

BY EDGAR

Mr. Michael Moran, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 3561

Washington, D.C. 20549-3561

Finlay Fine Jewelry Corporation Item 4.01 Form 8-K filed May 3, 2007 File No. 33-59380
Finlay Enterprises, Inc. Item 4.01 Form 8-K filed May 3, 2007 File No. 0-25716

Dear Mr. Moran:

Set forth below is the response of Finlay Fine Jewelry Corporation (Finlay Jewelry) and Finlay Enterprises, Inc. (Finlay Enterprises, and together with Finlay Jewelry, the Corporations) to the comments of the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) in the comment letter dated May 7, 2007 relating to the Form 8-Ks filed by the Corporations on May 3, 2007.

1.

Comment: It appears the identical document, including cover page with your name and file number, was filed for Finlay Enterprises, Inc. as was filed for Finlay Fine Jewelry Corporation. Please revise to file a document with the name of Finlay Enterprises, Inc. or advise why this is not necessary.

Response:

Our records indicate that Finlay Jewelry and Finlay Enterprises each made a separate Form 8-K filing on May 3, 2007, and that each filing reflected the name and Commission file number of the entity making the filing. The accession numbers for the filings are: Finlay Jewelry — 0000950136-07-003031; Finlay Enterprises — 0000950136-07-003032. We understand from a conversation on May 7, 2007 with Mr. Robert Burnett, Staff Accountant for the Commission, that the Staff’s records now also reflect that these separate filings were made.

Mr. Michael Moran

United States Securities and Exchange Commission

May 11, 2007

2.	Comment: Please tell us if the description on the cover page related to your status as a voluntary filer applies to both entities, and if so, why.

Response:

As noted in our response to Comment No. 1 above, Finlay Jewelry and Finlay Enterprises each made a separate Form 8-K filing on May 3, 2007. The Finlay Jewelry filing indicated that Finlay Jewelry is a voluntary filer. The Finlay Enterprises filing indicated that Finlay Enterprises is not a voluntary filer.

3.

Comment: We do not believe it appropriate to incorporate by reference a description of your material weakness. Please revise to describe the material weakness in the Form 8-K or advise the basis for your presentation.

Response:

Finlay Jewelry and Finlay Enterprises each intend to file an amended Form 8-K to provide a description of the material weakness in the Item 4.01 disclosure of the Form 8-K itself. The Corporations anticipate making these amended Form 8-K filings on or before May 14, 2007.

4.

Comment: In section (C)(ii) you state you terminated the engagement of Cherry, Bekaert with respect to Carlyle. Please revise to use the term “dismissed” rather than “terminated,” if that was your intention. See Item 304(a)(i) of Regulation S-K.

Response:

As requested, each amended Form 8-K referenced in our response to Comment No. 3 above will replace the word “terminated” in section (C)(ii) with the word “dismissed.”

5.

Comment: We note your disclosure that you will revise the filings to file letters from former auditors when they are available. Please ensure that the letters from the former auditors address the disclosures as revised for the comments in this letter.

Response:

As requested, each amended Form 8-K referenced in our response to Comment No. 3 above will include as exhibits letters from the Corporations’ former auditors addressing the Form 8-K disclosures as revised in response to the Staff’s letter dated May 7, 2007.

Mr. Michael Moran

United States Securities and Exchange Commission

May 11, 2007

The Corporations acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	we may not assert this Staff comment letter process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Susan Ancarrow at (804) 697-1861 or the undersigned at (212) 808-2832.

Very truly yours,
/s/ Bruce E. Zurlnick
Bruce E. Zurlnick Senior Vice President, Treasurer and Chief Financial Officer Finlay Enterprises, Inc. Finlay Fine Jewelry Corporation

1612985.2

cc:	James Kaplan, Esq.

Susan S. Ancarrow, Esq.